[Wilson Sonsini Goodrich & Rosati, P. C. Letterhead]

March 15, 2012

Via EDGAR and Overnight Delivery

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Mark P. Shuman
                    Gabriel Eckstein
                    Christine Davis
                    Joyce Sweeney

  Re:
  Splunk Inc.
  Amendment No. 1 to Registration Statement on Form S-1
  Filed February 17, 2012
  File No. 333-178988

Ladies and Gentlemen:

        On behalf of Splunk Inc. (the "Company"), we submit this letter in response to comments from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") received by letter dated March 9, 2012, relating to the Company's Registration Statement on Form S-1 (File No. 333-178988) filed with the Commission on January 12, 2012 (the "Registration Statement"), as amended by Amendment No. 1 to the Registration Statement filed with the Commission on February 17, 2012.

        On behalf of the Company, we are concurrently filing via EDGAR Amendment No. 2 to the Registration Statement ("Amendment No. 2"), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No. 2 (against Amendment No. 1 to the Registration Statement filed on February 17, 2012). Amendment No. 2, as filed via EDGAR, is marked as specified in Item 310 of Regulation S-T.

        In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company's response. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 2, as applicable.

Gatefold

1.     Regarding your proposed revisions to the graphics, please note that the presentation of number and type of customers appears to be a one-sided presentation of your business. In addition, the phrase "Our mission is to make machine data accessible, usable and valuable to everyone" appears to be a statement that is targeted to a customer rather than an investor. Please revise.

        We acknowledge the Staff's comment and respectfully advise the Staff that the Company's expanding customer base is an important data point for an investor, as the growth in the Company's customer base has been a primary driver of the growth of the Company's business. We believe that the graphic depiction of this expanding customer base will assist investors in understanding the growth in the Company's total revenues. In response to the Staff's comment, we have revised the graphics in the gatefold to eliminate the statement that the Company's customers include "more than half of the Fortune 100."

        In addition, we respectfully advise the Staff that the Company's mission statement is a communication directed at investors considering an investment in the Company's securities rather than customers considering a purchase of the Company's products. The Company believes that its mission statement succinctly communicates its corporate objectives to investors and that understanding these corporate objectives is an important consideration in making an investment decision. For this reason, the Company included its mission statement as the first sentence of the "Our Solution" section on pages 3 and 78 of Amendment No. 2.

Risk Factors

We are subject to government export and import controls..., page 18

2.     Based on your response to prior comment 7, it is unclear why you cannot state that a download constitutes a violation of the laws you cite, particularly given your belief that downloads occurred. Please advise or revise.

        We supplementally advise the Staff that the Company believes that the downloads of the free software by persons in embargoed countries were in violation of the relevant Office of Foreign Assets Controls (OFAC) Regulations and/or the Bureau of Industry and Security's (BIS) Export Administration Regulations, and as such, the Company filed Voluntary Self Disclosures with these agencies. However, the Company cannot state that the downloads constitute a violation of the relevant laws because OFAC and BIS, as the regulatory agencies that administer and enforce the applicable regulations, are responsible for determining whether a violation of the regulations has occurred. Neither OFAC nor BIS has completed its investigation into these matters.

3.     We note your response to prior comment 8. Please tell us when you expect to complete the review for purposes of assessing the disclosure in your document.

        We supplementally advise the Staff that the Company has completed its internal review and expects to file the final Voluntary Self Disclosures with OFAC and BIS no later than the week of March 19, 2012. We have revised the disclosure on page 19 of Amendment No. 2 to reflect that the Company has completed its internal review.

Use of Proceeds, page 39

4.     In your response to prior comment 10 you indicate that you have no specific plans for the allocation of the offering proceeds. However, your disclosure states that you cannot specify with certainly all of the uses for the proceeds. Please reconcile and state, if true, that you have no current specific plan for the use of proceeds. Refer to Regulation S-K Item 504.

        In response to the Staff's comment, we have revised the disclosure on page 39 of Amendment No. 2 to clarify that the Company has no current specific plan for the use of proceeds from the offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Seasonality, Cyclicality and Quarterly Trends, page 59

5.     We note your response to prior comment 17. Please describe the known business conditions or other factors that contribute to the slowdown in customer orders during the late summer months.

        In response to the Staff's comment, we have revised the disclosure on page 59 of Amendment No. 2 to explain that we believe the slowdown in customer orders during the late summer months is a result of summer vacation and holidays in the U.S. and elsewhere around the world.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 64

6.     We note your revised disclosures indicate that at the valuation dates you used revenue multiples "between the first quartile and median multiple," the "mean revenue multiple," and the "average revenue multiple." These terms provide little or no quantification of the actual multiple used at each valuation date. Please revise to quantity the revenue multiple at each valuation date. In this regard, we note that you should specify the exact multiple used or provide a range. Also, please revise to disclose the reasons for the change in multiples used.

        In response to the Staff's comment, we have revised the disclosure on pages 68-71 of Amendment No. 2 to quantify the revenue multiples used or reviewed (in the case of options granted in December 2011 and February 2012) at each valuation date. We have also revised the disclosure to describe, where relevant, the reasons for changes in these multiples from period to period. We respectfully advise the Staff that the Company previously disclosed on page 69 of Amendment No. 2 the reason for the increase in the revenue multiple for acquired company comparables in June and July 2011.

7.     We note your response to prior comment 20 regarding the common stock purchases in September 2011. Please explain to us in greater detail why the recent transaction method was only weighted 25%. Please also explain to us why there is a fairly significant difference between the $3.94 fair value you used in September 2011 and the $5.55 paid by the purchasers of the common stock in September 2011.

        We supplementally advise the Staff that the Company's board of directors, management and the independent valuation firm applied their good faith judgment to assign a 25% weighting to the sale of a nominal number of shares by a small number of non-affiliate employees of the Company pursuant to an offer made to our employees in August and September 2011. The independent valuation firm, in its preliminary valuation, stated the view that, under the circumstances, these transactions should receive no weight because the purchase price mirrored a price previously set by an uninformed and unaffiliated venture capital firm as further described below. However, after discussing the matter further with the Company's management and considering each of the factors that resulted in the offer price of $5.55 per share, including the fact that the affiliated holders simply adopted an offer price previously set by an uninformed, unaffiliated venture capital firm, the independent valuation firm assigned the transactions a 25% weighting in its final valuation, which resulted in an increase in the per share valuation. The fair value determination was informed by several factors:

        First, the price offered by these affiliated holders of preferred stock to employee stock and option holders in July 2011 was solely based upon the price offered by an unaffiliated venture capital firm to the Company's Chief Technical Officer and the Company's Chief Architect when they each sold 500,000 shares in June 2011. The Company's Chief Architect sold 500,000 shares to the unaffiliated venture capital firm, and the Company's Chief Technical Officer sold his shares to certain preferred stockholders as a result of the exercise by these stockholders of a contractual right of first refusal. As disclosed on page 68 of Amendment No. 2, the price offered by the unaffiliated venture capital firm was based entirely on the very limited amount of publicly available information about the Company. The unaffiliated venture capital firm did not have access to the Company's financial statements, forecasts, capitalization records or other confidential information, such that the purchase price was almost entirely uninformed, unlike the Company's fair value determination of $3.94 per share, which was supported by the final report and analysis of the independent valuation firm. It should also be noted that the number of shares sold in June 2011 represented a relatively small percentage of the total shares of common stock held by the Company's Chief Technical Officer and the Company's Chief Architect, each of whom sold his respective shares to realize a limited amount of liquidity for equity that they each had held since they founded the Company in 2003.

        Second, the purchase price for the offer commenced in July 2011 was solely based on the purchase price for the shares sold in June 2011, and the Company did not verify or otherwise confirm the fairness of the purchase price. As disclosed on page 69 of Amendment No. 2, beginning in September 2011, the U.S. economy and the financial and stock markets were just beginning to stabilize from the uncertainty and high volatility that they experienced in the late summer of 2011, when the Dow Jones Industrial Average declined by approximately 8% and the NASDAQ Composite declined by approximately 10%. During this period, the peer group of publicly traded companies utilized by our independent valuation firm experienced a decline in market value of approximately 11%. The decline in the markets was an important factor in the determination of fair value, and the Company respectfully submits that applying more than a 25% weighting to a price that was effectively determined by an uninformed and unaffiliated venture capital firm prior to the decline in market conditions would result in undue weighting to the price used in the transaction.

        Third, as we previously informed the Staff in our prior response letter dated February 17, 2012, the purchase price was informed by the purchasers' desire to increase the size of their investments in the Company and their belief that, over time, the value of the common stock will appreciate and the proceeds that they receive in the future with respect to these shares will be in excess of the purchase price, such that they will eventually realize a return on this investment. As the purchasers were focused on their potential returns on this investment, the purchase price reflected the speculative nature of their investment rather than the valuation principles that the Company relied upon in making its determination of fair value.

        Finally, we respectfully note that, as disclosed in our prior response letter, the Company considered the difference between the $5.55 sale price and the $3.94 common stock fair value on the date of sale to be compensation to the selling employees, and accordingly, the Company recorded compensation expense for the difference.

8.     You indicate in your response to prior comment 21 that you have revised your disclosures to describe the significant factors contributing to the differences in fair value between valuation periods. Although we note the additional disclosure, it remains unclear to us how the revised disclosures clearly indicate why the fair values increased between periods. In this regard, we would note that an investor would need to compare the assumptions used in the different valuations in order to determine what may have caused the change in fair value between periods. Please revise to describe, for each valuation period, the specific factors that resulted in the increase in fair value from the prior valuation period.

        In response to the Staff's comment, we have revised the disclosure on pages 67-71 of Amendment No. 2 to further describe, for each valuation period, the specific factors that resulted in the increase in fair value from the prior valuation period.

        We respectfully advise the Staff that, as described in Amendment No. 2, the determinations of fair value were largely based on the Company's future expectations. As described in the Company's second risk factor on page 11 of Amendment No. 2, the Company's short operating history limits its ability to forecast its future operating results and plan for and model future growth. As a result, and as disclosed on page 66 of Amendment No. 2, "in the absence of a public trading market, [the Company's] board of directors with input from management exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of [the Company's] common stock," including the factors described on page 66 of Amendment No. 2 (emphasis added). That is not to say that each of the factors received the same degree of weight or consideration; rather, it simply underscores that this is an accounting determination that requires significant judgment on the part of the Company's board of directors.

        The Company has been and continues to be focused on driving revenue growth. To drive revenue growth during this period, the Company invested significantly in product development and sales and marketing, despite the short-term impact that these investments had on the Company's profitability. As a result, the fair value determination of the Company's common stock through October 2011 was largely informed by revenue multiples of comparable companies with the actual multiple reflecting the Company's higher projected revenue growth rate offset by the Company's smaller size and lack of profitability. We respectfully submit to the Staff that these are the material factors that an investor should understand with respect to the Company's determination of fair value, and any further detail would be unhelpful to the investor as it would only highlight immaterial factors that did not have a meaningful impact on these determinations.

Business

Industry Background, page 73

9.     In light of your response to prior comment 26, please clarify the applicability of the data in the second paragraph in this section. It is unclear how the data by IDC is representative of the market for your product when the "primary market" is machine data, which makes up only a part of the data cited.

        We supplementally advise the Staff that, although the Company today focuses the marketing of its software on machine data, the Company's software is also used to collect, index, search, correlate, analyze, monitor and report on business application data and human-generated content. For example, the Company has made available an application that indexes the human-generated content contained in Twitter's sample stream and allows users to search, report and generate analysis with respect to this human-generated content. In addition, the Company is regularly advised by its customers of new use cases for its software that relate to business application data and human-generated content. We respectfully advise the Staff that the purpose of the "Industry Background" section is to provide potential investors with information regarding the total size of the market in which the Company's software may be applied. In discussing its market opportunity on page 77 of Amendment No. 2, the Company has made clear to investors that that its software may be utilized on all types of data but that its current primary market is machine data. Given the broad applicability of the Company's software, the Company believes that the IDC data describes the representative market for its software.

Intellectual Property, page 85

10.   We note your response to prior comment 32. Please expand the risk factor on page 26 or include a separate risk factor regarding the risk that you may be unable to use the Splunk trademark in Europe.

        We supplementally advise the Staff that the dispute with respect to the Splunk trademark in the European Union has now been settled for an immaterial amount, and we have revised the disclosure on pages 26 and 89 in Amendment No. 2 accordingly.

Competition, page 86

11.   Regarding your response to prior comment 33, please revise the paragraph below the bullet points to tie your added disclosure to the six competitive factors that you mention in the first sentence of the paragraph.

        In response to the Staff's comment, we have revised the paragraph below the bullet points on page 89 of Amendment No. 2 to tie the disclosure to the six competitive factors mentioned in the first sentence of the paragraph.

Executive Compensation

Peer Group Data, page 101

12.   Please disclose what you mean by "middle range" in the second paragraph. Also tell us why, in light of the guidance in Regulation S-K Compliance and Disclosure Interpretations Question 118.05, you do not consider that you used peer data as a reference point, therefore engaging in benchmarking.

        In response to the Staff's comment, we have revised the Compensation Discussion and Analysis on pages 104 and 114 of Amendment No. 2 to clarify that the "middle range" the Company targeted for equity grants made to certain named executive officers in December 2011 was between the 50th and 75th percentiles for comparable executives at peer group companies. In December 2011, the Company's compensation committee recommended equity awards that were intended to place certain named executive officer's equity opportunities within the targeted range, and the board of directors approved equity grants making adjustments for outstanding performance. Regulation S-K Compliance and Disclosure Interpretations Question 118.05 provides that benchmarking "generally entails using compensation data about other companies as a reference point on which—either wholly or in part—to base, justify or provide a framework for a compensation decision." The Company respectfully submits that the process of referencing peer group data and targeting a percentile range for determining the December 2011 equity grants was the only activity that would be considered benchmarking and that Amendment No. 2 clearly describes the process that was used.

        We supplementally advise the Staff that other than with respect to the December 2011 equity grants, the Company did not use any benchmarks in setting compensation. Instead, the Company used external sources, such as third-party survey data, as a source of information to gain a general understanding about market compensation practices, and the board of directors and compensation committee ultimately used their judgment as informed by this information when determining elements of compensation. Regulation S-K Compliance and Disclosure Interpretations Question 118.05 provides that benchmarking "would not include a situation in which a company reviews or considers a broad-based third-party survey for a more general purpose, such as to obtain a general understanding of current compensation practices." We respectfully direct the Staff to pages 101-104 of Amendment No. 2 for a discussion of how the Company used external market data in setting compensation for fiscal 2012.

Target Incentive Compensation, page 104

13.   Please discuss the committee's conclusions regarding the actual performance of each executive officer with respect to each of the individual performance goals you disclose on page 106.

        In response to the Staff's comment, we have revised the executive compensation disclosure beginning on pages 111-112 of Amendment No. 2 to add disclosure of actual achievement of each executive officer against the corporate and individual performance goals for fiscal 2012.

Mr. Schodorf, page 106

14.   Please clarify the information in the parenthesis in the first sentence. It is unclear how bookings that do not result in sales are treated for purposes of Mr. Schodorf's incentive compensation. In addition, clarify the disclosure in the parenthesis in the second sentence here and elsewhere to explain why the apportionment exceeds $100%.

        In response to the Staff's comment, we have revised the disclosure of Mr. Schodorf's target incentive compensation opportunities on pages 109-110 of Amendment No. 2 to clarify the use of bookings in determining his sales quota, and the method for calculating his quarterly commission payments.

Mr. Kapur, page 108

15.   Please disclose Mr. Kapur's corporate objectives, including how the payout varies based on percentage attainment of targets, if any.

        In response to the Staff's comment, we have revised the Compensation Discussion and Analysis on page 111 of Amendment No. 2 to clarify how the Company's corporate performance determined the portion of Mr. Kapur's bonus payments relating to corporate objectives.

Long-Term Equity-Based Incentive Compensation, page 108

16.   Refer to the third sentence of the second paragraph in this section. Please disclose the factors considered in determining the amount of equity awards rather than simply examples.

        In response to the Staff's comment, we have revised the Compensation Discussion and Analysis on page 113 of Amendment No. 2 to clarify the factors considered in determining the amount of equity awards.

Grants of Plan-Based Awards for Fiscal 2012, page 113

17.   We note your disclosure in the second sentence of footnote (2). Please refer to Regulation S-K Item 402(d) Instruction 2 and reconcile the information in the footnote and the entries in the table with the table on page 106, where you indicate that if less than 90% of your target is achieved, the executive officers do not earn a bonus. Likewise, the bonus appears to be capped at a multiple of 3. A similar compensation payout is disclosed for Mr. Schodorf on page 107. Revise the Threshold and Maximum columns for all your executive officers, as appropriate.

        In response to the Staff's comment, we have revised the "Grants of Plan-Based Awards For Fiscal 2012" table on page 118 of Amendment No. 2 to specify the applicable minimum and maximum target incentive compensation thresholds for the Company's named executive officers, as applicable. We also revised the discussion on page 110 of Amendment No. 2 to clarify that Mr. Schodorf's commission payments were not subject to a maximum limitation.

Change in Independent Public Accounting Firm, page 149

18.   We note your response to prior comment 44 that disclosing the company's audit committee decision not to renew its engagement with Armanino McKenna is the equivalent of stating that the firm was dismissed. Per Item 304(a)(1)(i) of Regulation S-K, your change in accountant disclosure should specifically state whether Armanino McKenna resigned, declined to stand for re-election or was dismissed. Please revise your disclosure accordingly.

        In response to the Staff's comment, we have revised the disclosure on page 154 of Amendment No. 2 to disclose that Armanino McKenna LLP was dismissed when PricewaterhouseCoopers LLP was appointed as the Company's independent accountant.

19.   We note your disclosure that no reportable events, as defined in Item 304(a)(1)(v) of Regulation S-K, occurred during your two most recent fiscal years. Please revise your disclosure to also address the subsequent interim period preceding the former accountant's resignation, declination to stand for re-election, or dismissal.

        In response to the Staff's comment, we have revised the disclosure on page 154 of Amendment No. 2 to disclose that there were no reportable events during the interim period preceding the dismissal of Armanino McKenna LLP.

20.   Please file an updated letter from Armanino McKenna as Exhibit 16 addressing the revised disclosures.

        In response to the Staff's comment, we have filed an updated letter from Armanino McKenna as Exhibit 16.1 to Amendment No. 2.

21.   Please revise your disclosure to clearly indicate the date on which PricewaterhouseCoopers was engaged by the Company. In this regard, we note that your current disclosures address the date the audit committee approved the appointment but it is unclear whether this was also the date PricewaterhouseCoopers was engaged. Please revise accordingly. See Item 304(a)(2) of Regulation S-K.

        In response to the Staff's comment, we have revised the disclosure on page 154 of Amendment No. 2 to clarify that PricewaterhouseCoopers was engaged by the Company on July 22, 2010.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note (3) Summary of Significant Accounting Policies

Revenue Recognition, page F-8

22.   We note the revised disclosures provided in response to prior comment 50 and we find these disclosures to be unclear. Please explain the difference between your recognition policies when VSOE does not exist for any "undelivered element" from those when VSOE does not exist for any "undelivered service" and explain to us which elements you do or do not have VSOE for in each of these circumstances. Also, in the latter circumstance you disclose that revenue is recognized ratably over the service period provided the services are delivered over a similar period. Please tell us the typical period in which professional and training services are being provided and how this compares to the maintenance service period.

        In response to the Staff's comment, we have revised the Company's revenue recognition policy disclosure on pages 64 and F-9 of Amendment No. 2 to clarify the specific instances in which revenue is recognized on a ratable basis due to the lack of VSOE for an undelivered service element. These specific instances occur in arrangements that include term licenses, maintenance and services, and are due to the lack of VSOE for maintenance bundled with the term license. We have also removed the wording related to instances when VSOE does not exist for any "undelivered element" as these instances relate to undelivered software licenses for which revenue would be deferred due to the lack of delivery. The Company believes these instances are addressed in other aspects of its revenue recognition policy. Further, we have also modified the policy language in referring to "term licenses" rather than "time-based licenses" to use language consistent with other disclosures within the document.

        We respectfully advise the Staff that in these types of arrangements the typical period in which maintenance services are provided is 12 months, and in a limited number of arrangements, maintenance services are provided over a 24 or 36 month period. Professional and training services are typically provided within 12 months of delivery of the software, with the majority generally being provided earlier in the arrangement. In these arrangements where the expected service periods of maintenance services and professional or training services differ, the Company recognizes all revenue over the longer of the expected service periods, typically the maintenance period, from the date that all service elements have commenced. The Company believes this eliminates the risk of premature revenue recognition for any of the elements and best reflects the economics of the transactions.

* * * *

        Please direct your questions or comments regarding the Company's responses or Amendment No. 2 to me at (650) 493-9300. Thank you for your assistance.

Sincerely,
WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Jon C. Avina Jon C. Avina
cc:	Leonard R. Stein, Esq. Scott A. Morgan, Esq. Splunk Inc.
Jeffrey D. Saper, Esq. Wilson Sonsini Goodrich & Rosati, P.C.
Martin A. Wellington, Esq. Sarah K. Solum, Esq. Davis Polk & Wardwell LLP